May 24, 2024
Janet Spreen direct dial: 216.861.7090 jspreen@bakerlaw.com

Office of Life Sciences Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Eric Atallah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Amendment No. 3 Draft Registration Statement on Form S-1 Submitted May 13, 2024 (the “Draft Registration Statement”)

Ladies and Gentlemen:

On behalf of Actuate Therapeutics, Inc. (the “Company”), we hereby respond as set forth below to the letter dated May 20, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced confidential draft Amendment No. 3 to Draft Registration Statement. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating its disclosures in the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Business

Developing Elraglusib for the Treatment of Ewing Sarcoma Development Plan in Ewing Sarcoma, page 125

May 24, 2024

1. We note your response to prior comment 1, and we reissue the comment in part. Please further revise the added disclosure in the first paragraph of this section to clarify whether any action on the amended 1902 Phase 1/2 protocol will be required by the FDA. Please also clarify the status and timing for the planned amendment, including for your central IRB approval and, if applicable, any other required regulatory approvals.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 to clarify whether any action on the amended 1902 Phase 1/2 protocol will be required by the FDA and also clarify the status and timing for the planned amendment, including for the Company’s central IRB approval and, if applicable, any other required regulatory approvals.

Sincerely,

/s/ Janet Spreen
Partner